                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of May 29, 2002


                                Sulzer Medica Ltd
               ---------------------------------------------------
                 (Translation of Registrant's Name Into English)


                                Andreasstrasse 15
                                   8050 Zurich
                                   Switzerland
               ---------------------------------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]     Form 40-F [ ]


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                               Yes [ ]     No [X]


         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                  )
                                                 ------------------


Enclosure:  First Quarter Report 2002

         Sulzer Medica Ltd is filing this Report on Form 6-K to furnish the attached first quarter 2002 report to our shareholders.

         Sulzer Medica Ltd hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300,
No. 333-76280, No. 333-76282 and No. 333-85388.

                                                        REPORT /1ST QUARTER 2002

DEAR SHAREHOLDERS:

In the first quarter of 2002, Sulzer Medica has achieved a marked increase in sales, distinctly improving its operating income (EBITDA) at the same time. This advance is the initial result of measures Sulzer Medica's Executive Management initiated in 2001 to strengthen the Company's operating performance. Our U.S. orthopedics business has made a manifest recovery.

Sulzer Medica's first quarter performance was shaped by the following key developments:

         o Adjusted for currency effects, sales increased by 8.5% to CHF 386.2 million.

         o         EBITDA excluding exceptional items improved by 3.7% to CHF
                   92.3 million.

         o Excluding exceptional items, the EBIT improved by 9.2% to CHF 59.0 million.

         o Sales were powered by Spine Care, Dental Care, and Vascular Care.

         o Mechanical heart valve capacities were adjusted to the declining market.

         o Overhead and production capacities were streamlined while R&D activities were focused.

As regards one of our main objectives in 2002, i.e. settling the litigation in the U.S., we are confident that both patients and plaintiffs' attorneys will accept our revised settlement agreement proposal. By the end of May 2002, we expect to know if and subject to which terms the case can be closed.

Aiming at increased transparency, Sulzer Medica changes its reporting approach starting with this first quarter report. As of now, we will disclose a sales breakdown by business units and by geographic regions. Furthermore, we introduce earnings before interest, taxes, depreciation, goodwill amortization, and exceptional items (EBITDA) as our new operating income parameter. Up until now, we had not shown depreciation separately, discounting it in our reported operating income (EBITA).

                                                                   Change in %
                                                               nominal   adjusted for
                             JAN.-MARCH 2002   Jan.-March 2001               currency
OVERVIEW                     in million CHF    in million CHF                 effects
--------                     --------------    --------------  ----------------------
NET SALES                         386.2            360.3         +7.2%          +8.5%
OPERATING INCOME
BEFORE INTEREST, TAX,
DEPRECIATION, GOODWILL
AMORTIZATION, AND
EXCEPTIONAL ITEMS
(EBITDA)                           92.3             89.1         +3.7%          +4.5%
OPERATING INCOME
BEFORE GOODWILL
AMORTIZATION AND
EXCEPTIONAL ITEMS                  72.6             67.4         +7.7%          +8.5%
Operating income                   59.0             86.2        -31.5%         -31.0%
ADJUSTED NET INCOME*               44.2             29.2        +51.5%         +51.0%

*= excluding exceptional items


FOREIGN EXCHANGE RATES

                                 Average rates in CHF     Closing date rates in CHF
                 JAN.-MARCH 2002      Jan.-March 2001   March 31, 2002  Dec. 31, 2001
                 --------------- --------------------   --------------  -------------
1 USD                       1.68                1.66              1.68           1.68
1 GBP                       2.41                2.42              2.40           2.44
1 EUR                       1.47                1.53              1.47           1.48

SETTLEMENT AGREEMENT IN THE U.S. AND RISK MANAGEMENT

In the period under review, we successfully continued the settlement agreement negotiations made necessary by recalling Inter-Op hip shells and withdrawing tibial baseplates. The preliminary approval for our proposed settlement agreement was granted on March 15, 2002, and the opt-out period has started on April 19, 2002. We expect the District Court Judge to pronounce her ruling on the fairness of Sulzer Medica's settlement agreement proposal as from May 6, 2002. Subsequently, patients and plaintiffs' attorneys will have five workdays after the end of the opt-out period to either accept the proposal or to opt out for good. So while we may not have warded off the risk of the agreement failing, we have certainly limited it. An 8.3% sales growth (adjusted for currency effects) in U.S. orthopedics markets proves that customers have regained full confidence in our products. Group sales in North America effectively increased by 10.0%. As a result of the case of damage in the U.S., we have decided to invest in a uniform Group-wide quality and risk management system. This measure is not only meant to prevent such claims in the future, but also to set new quality standards for the medtech industry as a whole. Continued and sustained improvement of products and manufacturing processes is a top-priority issue for Sulzer Medica.

STOCK TREND AND CAPITAL STOCK

At the end of the first quarter of 2002, Sulzer Medica's registered shares stood at CHF 155.00, and its American Depositary Shares (ADS) at USD 9.15. On December 31, 2001, the shares had closed at CHF 70.00, and the ADS at USD 4.49. In other words, share and ADS prices surged by 121% and 104% respectively during the period under review. This favorable stock trend is connected to the course the litigation in the U.S. has taken, as confirmed by trading volumes increasing on all major hearing dates. On occasion of our Annual Shareholders' Meeting on May 17, 2002, the Board of Directors will propose an authorized and conditional capital increase of 4 million shares each, having a par value of CHF 30.00 each. These shares will exclusively be utilized as a means of securing the financial settlement agreement Sulzer Medica has proposed in the U.S. litigation, i.e., used either to replace the callable convertible instrument (CCI), through utilization of the authorized capital, or by converting the CCI into shares (conditional capital). In both cases, shareholders are protected against the dilution of their shareholdings either by the granting of subscription rights or by the issuance of options to shareholders.

GROUP RESULT

In the period under review, the Group's nominal consolidated sales growth reached 7.2% despite the Euro's negative development. Adjusted for currency effects, sales increased by 8.5%. This growth rate surpasses the 1.0% rate reached both in the prior-year period and in 2001 as a whole. Registering 7.7%, the increase of our operating income before goodwill amortization and exceptional items (EBITA) was higher than the sales growth. Due to CHF 32.1 million in exceptional earnings in the prior-year

SULZER MEDICA GROUP SALES

                                         North    Rest of
                            Europe     America      World      Total
                            ------     -------    -------      -----
Q1 2001 in MCHF             176.8        148.8       34.6      360.3
Q1 2002 in MCHF             179.5        165.9       40.9      386.2
Growth rate in %
  Nominal                     1.5         11.4       18.3        7.2
  Adjusted
  for currency effects        4.5         10.0       25.0        8.5

period Sulzer Medica's operating income and net income declined by 31.5% and 19.3% respectively against the previous year. Adjusted for these exceptional earnings, however, the EBIT increased by 9.2% and the net income by 51.5%. The reduced tax load resulting from the litigation in the U.S., which had an influence during the first quarter, will influence our net income in the future:
Financing costs in the U.S. will impact the operating income in the U.S. for years to come, which--because of tax rates being comparatively high in the U.S.--will structurally lower the Group's consolidated tax rate. Lagging slightly behind the increase in net sales, the gross profit rose by 5.4%. Sulzer Medica's gross margin declined from 68.6% to 67.4%, mainly as a result of the business trend in Cardiac Care. Affected by negative developments in the mechanical heart valve market, this Business Unit's sales decreased by 5.6% and its gross margin fell by more than 20%. Correspondingly, capacities were adjusted in the first quarter of 2002, which also contributed to our gross margin declining. The initiated measures will result in a greater gross margin for Cardiac Care.

JOINT & FRACTURE CARE

Contributing 63% to overall sales, Sulzer Medica's most important Business Unit registered an 8.6% sales increase (adjusted for currency effects) against the first quarter of 2001 (Q1 01/00 +3.5%). This favorable business trend has a wide basis, being supported by sales increases in all major markets, i.e. Europe, Asia, and the U.S. Particularly in Sulzer Orthopedics' main markets Germany and France, sales continued to grow. While the sales increase in Europe was mainly generated by knee implants and trauma products, advances in the U.S. were above all made with hip and knee implants. Introducing innovative products made it possible to push through price increases in the U.S. We have remained well-focused in pursuing our strategy of selectively optimizing our product portfolio with cutting-edge products. The Innex Knee Implant met with just as favorable a reception in European markets as the newly launched Converge Hip Implant and the minimally invasive UniSpacer Knee Implant did in the U.S. The trend towards minimally invasive and computer-assisted surgery was still going strong in the period under review. Consequently, we will continue to emphasize research and development of products

J&F CARE SALES

                                         North    Rest of
                            Europe     America      World      Total
                            ------     -------    -------      -----
Q1 2001 in MCHF              142.2        66.8       18.9      227.9
Q1 2002 in MCHF              145.5        73.6       22.4      241.7
Growth rate in %
  Nominal                      2.5        10.2       18.8        6.1
  Adjusted
  for currency effects         6.0         8.3       29.5        8.6

tailored to such procedures. We are also set on keeping up our marketing efforts such as advanced training and customer loyalty measures for our main customer group, the surgeons. Some European and Asian countries still hold a large potential for Sulzer Medica. In order to improve our position in these markets, we have developed specific marketing action plans.

SPINE CARE

Our Spine Care Business Unit was able to increase its sales by 12% (adjusted for currency effects) against the prior year period (Q1 01/00: -10%). This gratifying business trend is disproportionately based on the success of our Silhouette Spinal Fixation System and our Dynesis Dynamic Restabilization System. While Silhouette has been approved for marketing in the U.S. and Europe, FDA approval for Dynesis is intensely being worked at. Keeping the spine at least partially mobile, this exclusive non-fusion product


SPINE CARE SALES

                                         North    Rest of
                            Europe     America      World      Total
                            ------     -------    -------      -----
Q1 2001 in MCHF                4.6        36.9        1.3       42.8
Q1 2002 in MCHF                4.6        41.8        1.7       48.2
Growth rate in %
  Nominal                      1.1        13.4       28.4       12.5
  Adjusted
  for currency effects         3.5        12.0       49.0       12.0

already accounts for half of all Spine Care sales in Europe. The bone graft product portfolio was enlarged by the Symmetry Posterior Specialty Bone Graft and pertaining instruments in the period under review. Still, due to delivery problems at our partner Tutogen Medical, expectations in this area could not be met. By eliminating the unprofitable Proceed product line, we were able to optimize Sulzer Spine-Tech's gross margin.

DENTAL CARE

Sulzer Medica's high Dental Care sales targets were reached virtually completely. Adjusted for currency effects, sales increased by 19.5% against the prior-year period (Q1 01/00: +13%), gaining market shares at the same time. Sulzer Dental particularly benefited from its excellent

DENTAL CARE SALES

                                         North    Rest of
                            Europe     America      World      Total
                            ------     -------    -------      -----
Q1 2001 in MCHF                6.0        16.8        3.3       26.1
Q1 2002 in MCHF                7.2        19.1        5.0       31.2
Growth rate in %
 Nominal                      18.9        13.4       51.5       19.5
 Adjusted
 for currency effects         21.0        12.5       55.0       19.5

position in increasingly dynamic product segments in the U.S. (Tapered Screw-Vent, AdVent, Tapered SwissPlus). Well-aimed marketing efforts are meant to optimally position the Company in immediate techniques (immediate loading, immediate impression, immediate nonfunctional restorations) as well, in order to make full use of this market's potential. Backed by a comprehensive product portfolio that was greatly optimized by integrating the Paragon company acquired in early 2001, Sulzer Dental holds its own especially well in U.S. markets. The extension of its sales organization, which was initiated in the period under review, is likely to develop this potential not only in the U.S., but also in Europe. For this purpose, we have hired a Vice President Sales as of May 1, 2002. Finalizing the integration of Paragon has freed crucial synergies.

CARDIAC CARE

In the period under review, the market-wide substitution of mechanical heart valves by tissue heart valves has continued, reducing Cardiac Care sales by 5.6% (adjusted for currency effects) compared to the first quarter of 2001. But a sales decline of just under 10% in mechanical heart valves was at least partially offset by an almost 30% sales increase in tissue heart valves such as Synergy PC and Synergy ST. While mechanical heart valve sales stagnated in the U.S. or even slowed down primarily in Japan and Europe, additional sales efforts departing from low sales levels were able to generate added volumes in various other markets. However, outside the U.S., pressure on prices has increased considerably, resulting in a corresponding negative impact on gross margins. In response to the general market trend, a number of measures were implemented in mechanical heart valve production, resulting in CHF 1.5 million in costs and more than 50 jobs being cut. On the other hand, tissue heart valve manufacturing capacities were further extended, so we will be able to work off the current backlog of orders in the

CARDIAC CARE SALES

                                         North    Rest of
                            Europe     America      World      Total
                            ------     -------    -------      -----
Q1 2001 in MCHF               16.0        20.1        7.0       43.1
Q1 2002 in MCHF               13.8        20.0        6.9       40.7
Growth rate in %
  Nominal                    -13.5        -0.4       -2.4       -5.6
  Adjusted
  for currency effects       -12.9        -0.6       -3.5       -5.6

months to come. Prospects for 2002 remain ambiguous, even though we anticipate the negative market dynamics for mechanical heart valves to subside, accompanied by a steady positive business trend for tissue heart valves.

VASCULAR CARE

Adjusted for currency and acquisition effects--Sulzer Medica took over ITI IntraTherapeutics as of February 2001--, Vascular Care sales increased by 9.5% overall against the prior-year period. The business with vascular grafts (artificial blood vessels) registered a 9% growth rate, while stents (miniature cylindrical latticework used to stabilize blood vessels) improved by 11%. Introduced in the

VASCULAR CARE SALES

                                         North    Rest of
                            Europe     America      World      Total
                            ------     -------    -------      -----
Q1 2001 in MCHF                8.1         8.4        4.1       20.6
Q1 2002 in MCHF                8.2        11.5        4.9       24.6
Growth rate in %
Nominal                        1.3        36.5       21.2       19.7
Adjusted
for currency and
acquisition effects            0.2        13.1       21.9        9.5

U.S. market in September of 2001, the specialist tapered Taperflo Graft, which is used in renal dialysis, continues to increase its share in overall graft sales. In the period under review, Sulzer Vascutek launched a new member of the Protege stent family which features a diameter of 12 millimeters. By mid-year, we also expect marketing approval for an extended-length Protege stent. The measures that were initiated in the second half of 2001 in order to improve operating efficiency have produced initial favorable results. As part of a locally limited pilot project, we initiated--among other things--a cross-selling program targeted at realizing synergies between our separate sales organizations for heart valves, stents, and grafts. Furthermore, we consolidated various back office functions, cutting costs accordingly.

CONSOLIDATED STATEMENTS OF INCOME
(unaudited; in millions, except share/ADS data)


CONSOLIDATED STATEMENTS OF INCOME                                                  THREE MONTHS JANUARY - MARCH
                                                                                      2002       2002      2001
                                                                                     USD 1)      CHF       CHF
                                                                                     ------    -------   ------
NET SALES
Orthopedics                                                                          191.1       321.0    296.8
Cardiovascular prostheses                                                             38.9        65.3     64.4
Eliminations                                                                          -0.1        -0.1     -0.9
TOTAL NET SALES                                                                      229.9       386.2    360.3

Cost of sales                                                                        -75.0      -126.0   -113.3

GROSS PROFIT                                                                         154.9       260.2    247.0
Percent of net sales                                                                  67.4%       67.4%    68.6%

Selling, general and administrative expense                                          -95.2      -159.9   -152.0
Research and development expense                                                     -16.0       -26.8    -29.1
Other operating income/expense                                                        -0.5        -0.9      1.5
OPERATING INCOME BEFORE GOODWILL AMORTIZATION
AND EXCEPTIONAL ITEMS                                                                 43.2        72.6     67.4
Percent of net sales                                                                  18.8%       18.8%    18.7%

Goodwill amortization                                                                 -8.1       -13.6    -13.3
Exceptional operating items                                                            0.0         0.0     32.1

OPERATING LOSS/INCOME                                                                 35.1        59.0     86.2
Financial income/expense                                                              -0.5        -0.8      0.5
Other non-operating income/expense                                                    -0.1        -0.1     -5.1

LOSS/INCOME BEFORE TAXES                                                              34.5        58.1     81.6
Taxes                                                                                 -8.3       -13.9    -26.9
LOSS/INCOME BEFORE MINORITY INTERESTS                                                 26.2        44.2     54.7
Minority interests                                                                    -0.3        -0.5     -0.5
NET LOSS/INCOME                                                                       25.9        43.7     54.2

Basic loss/earnings per share                                                         2.60        4.39     5.43
Basic loss/earnings per ADS                                                           0.26        0.44     0.54

Number of shares outstanding (000')                                                   9945        9945     9989

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
Cash flow from operating activities                                                  -1.2        -2.0     51.9
Cash flow of investing activities                                                   -20.5       -34.4    -429.6
Cash flow from financing activities                                                   2.4         4.1      -7.6
Net effect of currency translation on cash                                            0.2         0.4      15.5
CHANGE IN CASH AND CASH EQUIVALENTS                                                 -19.1       -31.9    -369.8

1) U.S. dollar information is for the convenience of the reader only. The average exchange rate used for translating the cumulative January-March Swiss franc figures into US dollars was 1.68.

CONSOLIDATED BALANCE SHEET
(unaudited; in millions)


CONSOLIDATED BALANCE SHEET                                                              MARCH 2002         DECEMBER 2001
                                                                                    USD 1)        CHF                CHF
                                                                                    ------      -------           ------
ASSETS
NON-CURRENT ASSETS
Intangible assets                                                                      545          915              930
Property, plant and equipment                                                          142          238              236
Investments and other financial assets                                                  39           65               65
Deferred income taxes                                                                  384          645              643
TOTAL NON-CURRENT ASSETS                                                              1110         1863             1874

CURRENT ASSETS
Inventories                                                                            240          403              411
Trade accounts receivable                                                              200          336              308
Other accounts receivable and prepaid expenses                                          55           93              122
Cash and cash equivalents                                                               74          124              156
TOTAL CURRENT ASSETS                                                                   569          956              997
TOTAL ASSETS                                                                          1679         2819             2871

EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY                                                                   492          827              784
MINORITY INTERESTS                                                                       4            7                7

LIABILITIES
LONG-TERM LIABILITIES
Long-term borrowings                                                                    12           20               20
Deferred income taxes                                                                   11           19               19
Long-term provisions                                                                   873         1466             1468
Other long-term liabilities                                                              7           11               11
TOTAL LONG-TERM LIABILITIES                                                            903         1516             1518

CURRENT LIABILITIES
Short-term borrowings                                                                   46           78               75
Short-term provisions                                                                  101          169              223
Trade accounts payable                                                                  35           58               70
Other current and accrued liabilities                                                   98          164              194
TOTAL CURRENT LIABILITIES                                                              280          469              562

TOTAL LIABILITIES                                                                     1183         1985             2080
TOTAL EQUITY AND LIABILITIES                                                          1679         2819             2871

EQUITY RECONCILIATION
EQUITY AS OF PRIOR YEAR END                                                                         784              1993
Adjustments for adopting IAS 39                                                                       0                12
Change in fair value of financial instruments                                                         0                -9
Realized gain on sales of available-for-sale securities                                               0                 0
Net income                                                                                           44             -1193
Dividends                                                                                             0               -60
Change in treasury stock                                                                              0                -9
Options exercised                                                                                     0                 0
Currency translation adjustments                                                                     -1                50
EQUITY AS OF PERIOD END                                                                             827               784


1) US Dollar information is presented for the convenience of the reader only. The exchange rate used for translating the CHF figures into US Dollars were 1.68 at the end of March 2002.

PROSPECTS

Our first quarter results show that despite difficult outline conditions, Sulzer Medica has reached the growth objectives it had set for itself regarding sales and profitability. We will focus on increasing our operating efficiency even further in the quarters to come. This particularly applies to our orthopedics business in Europe. In addition, we will also prioritize securing Sulzer Medica's financial stability in connection with financing our proposed settlement agreement in the U.S., and orienting our R&D activities to entrepreneurial guidelines. Based on our results in the period under review, we feel confident about Sulzer Medica's business trend in 2002. The measures initiated are aimed at increasing the gross margins in all business segments to industry levels.

Winterthur (Switzerland), April 2002


/s/ MAX LINK

Max Link
Chairman of the Board



/s/ STEPHAN RIETIKER

Stephan Rietiker
President and CEO



SULZER MEDICA LTD.
CH-8050 Zurich, Switzerland
Telephone  +41 1 306 96 96
Telefax    +41 1 306 96 97
Internet   www.sulzermedica.com

Investor Relations Europe
Telephone +41 1 306 98 25
Telefax   +41 1 306 98 31
E-Mail investor-relations@sulzermedica.com


SULZER MEDICA USA INC.
Houston, TX 77046-0391, USA
Telephone +1 713 561 6300
Telefax   +1 713 561 6410
Internet  www.sulzermedica.com

Investor Relations USA
Telephone +1 713 561 6376
Telefax   +1 713 561 6380
E-Mail investor-relations-us@sulzermedica.com


This report is published in German and English.

THE "SAFE HARBOR" STATEMENT

This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial condition, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statements made herein.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                SULZER MEDICA LTD


Date: May 29, 2002                              /s/ David S. Wise
                                                --------------------------------
                                                David S. Wise
                                                Authorized Representative